UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1-Exit Filing)*

Benson Hill, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
082490103
(CUSIP Number)
April 5, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	082490103

1	Names of Reporting Persons
iSelect Fund Management, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Missouri
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
1,822,253
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
1,822,253
9	Aggregate Amount Beneficially Owned by Each Reporting Person(1)
See row 6 above.
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

11	Percent of class represented by amount in row (9)
1.02%*
12	Type of Reporting Person (See Instructions)
OO

* Based on Benson Hill, Inc. (the “Issuer”) having 178,891,010 shares of the common stock, par value $0.0001 per share (the “Common Stock”) issued and outstanding as of March 23, 2022 as disclosed in the Issuer’s Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”).

(1)   iSelect Fund Management, LLC (“iSelect Management”) is the record holder of 284,508 shares of Common Stock and may be deemed to beneficially own all shares directly held by iSelect Fund —  Argonautics, LLC (the “iSelect Fund”). iSelect Management expressly disclaims beneficial ownership over the shares held by the iSelect Fund.

CUSIP No.	082490103

1	Names of Reporting Persons
iSelect Fund — Argonautics, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
1,537,745
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
1,537,745
9	Aggregate Amount Beneficially Owned by Each Reporting Person
See row 6 above.
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

11	Percent of class represented by amount in row (9)
0.86%*
12	Type of Reporting Person (See Instructions)
OO

* Based on the Issuer having 178,891,010 shares of Common Stock issued and outstanding as of March 23, 2022 as disclosed in the Form 10-K.

CUSIP No.	082490103

1	Names of Reporting Persons
iSelect Fund — St. Louis, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
0
	7	Sole Dispositive Power

	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
See row 6 above.
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

11	Percent of class represented by amount in row (9)
0.0%*
12	Type of Reporting Person (See Instructions)
OO

* Based on the Issuer having 178,891,010 shares of Common Stock issued and outstanding as of March 23, 2022 as disclosed in the Form 10-K.

CUSIP No.	082490103

1	Names of Reporting Persons
iSelect Fund B — St. Louis, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Missouri

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
0
	7	Sole Dispositive Power

	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
See row 6 above.
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

11	Percent of class represented by amount in row (9)
0.0%*
12	Type of Reporting Person (See Instructions)
OO

* Based on the Issuer having 178,891,010 shares of Common Stock issued and outstanding as of March 23, 2022 as disclosed in the Form 10-K.

CUSIP No.	082490103

1	Names of Reporting Persons
iSelect Qualified Purchaser Fund, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
0
	7	Sole Dispositive Power

	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
See row 6 above.
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

11	Percent of class represented by amount in row (9)
0.0%*
12	Type of Reporting Person (See Instructions)
OO

* Based on the Issuer having 178,891,010 shares of Common Stock issued and outstanding as of March 23, 2022 as disclosed in the Form 10-K.

CUSIP No.	082490103

1	Names of Reporting Persons
Michael Kime
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
1,822,253
	7	Sole Dispositive Power

	8	Shared Dispositive Power
1,822,253

9	Aggregate Amount Beneficially Owned by Each Reporting Person (1)
See row 6 above.
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

11	Percent of class represented by amount in row (9)
1.02%*
12	Type of Reporting Person (See Instructions)
IN

* Based on the Issuer having 178,891,010 shares of Common Stock issued and outstanding as of March 23, 2022 as disclosed in the Form 10-K.

(1) Michael Kime may be deemed to beneficially own all shares directly held by each of iSelect Management and the iSelect Fund. Mr. Kime expressly disclaims beneficial ownership over the shares held by each of iSelect Management and the iSelect Fund.

CUSIP No.	082490103

1	Names of Reporting Persons
Richard Imperiale
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
1,822,253
	7	Sole Dispositive Power

	8	Shared Dispositive Power
1,822,253

9	Aggregate Amount Beneficially Owned by Each Reporting Person(1)
See row 6 above.
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

11	Percent of class represented by amount in row (9)
1.02%*
12	Type of Reporting Person (See Instructions)
IN

* Based on the Issuer having 178,891,010 shares of Common Stock issued and outstanding as of March 23, 2022 as disclosed in the Form 10-K.

(1) Richard Imperiale may be deemed to beneficially own all shares directly held by each of iSelect Management and the iSelect Fund. Mr. Imperiale expressly disclaims beneficial ownership over the shares held by each of iSelect Management and the iSelect Fund.

CUSIP No.	082490103

1	Names of Reporting Persons
Carter Williams
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
1,822,253
	7	Sole Dispositive Power

	8	Shared Dispositive Power
1,822,253

9	Aggregate Amount Beneficially Owned by Each Reporting Person(1)
See row 6 above.
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

11	Percent of class represented by amount in row (9)
1.02%*
12	Type of Reporting Person (See Instructions)
IN

* Based on the Issuer having 178,891,010 shares of Common Stock issued and outstanding as of March 23, 2022 as disclosed in the Form 10-K.

(1) Carter Williams may be deemed to beneficially own all shares directly held by each of iSelect Management and the iSelect Fund. Mr. Williams expressly disclaims beneficial ownership over the shares held by each of iSelect Management and the iSelect Fund.

CUSIP No.	082490103

1	Names of Reporting Persons
Susan Slavik Williams
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
1,822,253
	7	Sole Dispositive Power

	8	Shared Dispositive Power
1,822,253

9	Aggregate Amount Beneficially Owned by Each Reporting Person(1)
See row 6 above.
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

11	Percent of class represented by amount in row (9)
1.02%*
12	Type of Reporting Person (See Instructions)
IN

* Based on the Issuer having 178,891,010 shares of Common Stock issued and outstanding as of March 23, 2022 as disclosed in the Form 10-K.

(1) Susan Slavik Williams may be deemed to beneficially own all shares directly held by each of iSelect Management and the iSelect Fund. Mrs. Williams expressly disclaims beneficial ownership over the shares held by each of iSelect Management and the iSelect Fund.

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends, in its entirety, the statement on Schedule 13G originally filed on October 8, 2021 by each Reporting Person. On April 5, 2022, (i) iSelect Fund – St. Louis LLC distributed 68,005 shares of Benson Hill, Inc’s (the “Issuer”) common stock, par value $0.0001 per share (the “Common Stock”) to its members pro rata in proportion to their respective membership interests, (ii) iSelect Fund – B St. Louis LLC distributed 164,368 shares of Common Stock to its members pro rata in proportion to their respective membership interests and (iii) iSelect Qualified Purchaser Fund, LLC distributed 67,308 shares of Common Stock to its members pro rata in proportion to their respective membership interests (collectively the “Distributed Shares”). Of the Distributed Shares, 284,508 shares of Common Stock were distributed to iSelect Fund Management, LLC. As a result, this Amendment is being filed to disclose the changes to each Reporting Person’s respective holdings with respect to the Common Stock. Because each Reporting Person owns five (5%) percent or less of the Common Stock, this Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for each Reporting Person.

Item 1.

(a)       Name of Issuer: Benson Hill, Inc.

(b)       Address of Issuer’s Principal Executive Offices: 1001 North Warson Road, St. Louis, Missouri 63132

Item 2.

(a)	Name of Person Filing (each a “Reporting Person”):

1.       iSelect Fund Management, LLC

2.       iSelect Fund —  Argonautics, LLC

3.       iSelect Fund — St. Louis, LLC

4.       iSelect Fund B — St. Louis, LLC

5.       iSelect Qualified Purchaser Fund, LLC

6.       Michael Kime

7.       Richard Imperiale

8.       Carter Williams

9.       Susan Slavik Williams

(b)	Address of Principal Business Office or, if None, Residence:

The address of the business office of each Reporting Person is:

1401 S. Brentwood Blvd., Ste. 300, St. Louis, MO 63144

(c)	Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated by reference for each Reporting Person.

(d)	Title and Class of Securities: Common Stock, par value $0.0001 per share

(e)	CUSIP No.: 082490103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

1. iSelect Fund Management, LLC

(a)	Amount Beneficially Owned: iSelect Fund Management, LLC (“iSelect Management”) is the record holder of 284,508 shares of Common Stock and may be deemed to beneficially own (i) 1,537,745 shares of Common Stock directly held by iSelect Fund — Argonautics, LLC (the “iSelect Fund”). iSelect Management expressly disclaims beneficial ownership over the shares held by the iSelect Fund.

(b)       Percent of Class: 1.02% based on the Issuer having 178,891,010 shares of Common Stock issued and outstanding as of March 23, 2022 as disclosed in the Form 10-K.

(c)       Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,822,253

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,822,253

2. iSelect Fund —  Argonautics, LLC

(a)       Amount Beneficially Owned: The iSelect Fund may be deemed to beneficially own 1,537,745 shares of Common Stock.

(b)       Percent of Class: 0.86% based on the Issuer having 178,891,010 shares of Common Stock issued and outstanding as of March 23, 2022 as disclosed in the Form 10-K.

(c)       Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,537,745

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,537,745

3. iSelect Fund — St. Louis, LLC

(a)       Amount Beneficially Owned: iSelect Fund — St. Louis, LLC does not beneficially own any shares of Common Stock.

(b)       Percent of Class: 0.00% based on the Issuer having 178,891,010 shares of Common Stock issued and outstanding as of March 23, 2022 as disclosed in the Form 10-K.

(c)       Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

4. iSelect Fund B — St. Louis, LLC

(a)       Amount Beneficially Owned: iSelect Fund B — St. Louis, LLC does not beneficially own any shares of Common Stock.

(b)       Percent of Class: 0.0% based on the Issuer having 178,891,010 shares of Common Stock issued and outstanding as of March 23, 2022 as disclosed in the Form 10-K.

(c)       Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

5. iSelect Qualified Purchaser Fund, LLC

(a)       Amount Beneficially Owned: iSelect Qualified Purchaser Fund, LLC does not beneficially own any shares of Common Stock.

(b)       Percent of Class: 0.0% based on the Issuer having 178,891,010 shares of Common Stock issued and outstanding as of March 23, 2022 as disclosed in the Form 10-K.

(c)       Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

6. Michael Kime

(a)       Amount Beneficially Owned: Michael Kime may be deemed to beneficially own (i) 284,508 shares of Common Stock directly held by iSelect Management and (ii) 1,537,745 shares of Common Stock directly held by the iSelect Fund. Mr. Kime expressly disclaims beneficial ownership over the shares held by each of iSelect Management and the iSelect Fund.

(b)       Percent of Class: 1.02% based on the Issuer having 178,891,010 shares of Common Stock issued and outstanding as of March 23, 2022 as disclosed in the Form 10-K.

(c)       Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,822,253

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,822,253

7. Richard Imperiale

(a)       Amount Beneficially Owned: Richard Imperiale may be deemed to beneficially own (i) 284,508 shares of Common Stock directly held by iSelect Management and (ii) 1,537,745 shares of Common Stock directly held by the iSelect Fund. Mr. Imperiale expressly disclaims beneficial ownership over the shares held by each of iSelect Management and the iSelect Fund.

(b)       Percent of Class: 1.02% based on the Issuer having 178,891,010 shares of Common Stock issued and outstanding as of March 23, 2022 as disclosed in the Form 10-K.

(c)       Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,822,253

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,822,253

8. Carter Williams

(a)       Amount Beneficially Owned: Carter Williams may be deemed to beneficially own (i) 284,508 shares of Common Stock directly held by iSelect Management and (ii) 1,537,745 shares of Common Stock directly held by the iSelect Fund. Mr. Williams expressly disclaims beneficial ownership over the shares held by each of iSelect Management and the iSelect Fund.

(b)       Percent of Class: 1.02% based on the Issuer having 178,891,010 shares of Common Stock issued and outstanding as of March 23, 2022 as disclosed in the Form 10-K.

(c)       Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,822,253

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,822,253

9. Susan Slavik Williams

(a)       Amount Beneficially Owned: Susan Slavik Williams may be deemed to beneficially own (i) 284,508 shares of Common Stock directly held by iSelect Management and (ii) 1,537,745 shares of Common Stock directly held by the iSelect Fund. Mrs. Williams expressly disclaims beneficial ownership over the shares held by each of iSelect Management and the iSelect Fund.

(b)       Percent of Class: 1.02% based on the Issuer having 178,891,010 shares of Common Stock issued and outstanding as of March 23, 2022 as disclosed in the Form 10-K.

(c)       Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,822,253

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,822,253

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iSelect Fund Management, LLC

Dated: April 8, 2022

By:	/s/ Michael Kime

Name/Title: Michael Kime, Manager/Managing Principal

iSelect Fund —  Argonautics, LLC

Dated: April 8, 2022

By:	/s/ Michael Kime

Name/Title: Michael Kime, Manager/Managing Principal

iSelect Fund — St. Louis, LLC

Dated: April 8, 2022

By:	/s/ Michael Kime

Name/Title: Michael Kime, Manager/Managing Principal

iSelect Fund B — St. Louis, LLC

Dated: April 8, 2022

By:	/s/ Michael Kime

Name/Title: Michael Kime, Manager/Managing Principal

iSelect Qualified Purchaser Fund, LLC

Dated: April 8, 2022

By:	/s/ Michael Kime

Name/Title: Michael Kime, Manager/Managing Principal

Michael Kime

Dated: April 8, 2022

By:	/s/ Michael Kime

Richard Imperiale

Dated: April 8, 2022

By:	/s/ Richard Imperiale

Carter Williams

Dated: April 8, 2022

By:	/s/ Carter Williams

Susan Slavik Williams

Dated: April 8, 2022

By:	/s/ Susan Slavik Williams

Exhibit Index

99.1	Joint Filing Agreement (incorporated by reference from the Schedule 13G filed on October 8, 2021